Exhibit 4.16


                            Agreement for Cooperation
                                     Between
                         Foshan Wanzhi S&T Company Ltd.
                                       And
                              Ko Ho Management Ltd.
                                (English Version)



Party A:  Foshan Wanzhi Electron S&T Co., Ltd
Address:  Fenggang Road, Lishui Town, Nanhai, Guangdong, China  528244
Contact : Chen Jun         Telephone: 13802749997

Party B : Ko Ho Management Ltd.
Address:  Flat A8/F, Perfect Commercial Building, No.28,
          Sharp Street West, Hong Kong
Contact:  Benny S. Lee      Telephone: (852) 9860 6201


Based on the "Heads of Agreement for Share Purchase Between Ko Ho Group and Wanzhi Electron S&T Co., Ltd." signed by both parties on March 8, 2007, and under the principle of mutual trust, friendly cooperation, mutually beneficial supports and thorough discussions, both parties agree to cooperate under the following terms:

     1. Party A shall transfer Thirty-Five percent (35%) ownership interest in Foshantong to Party B. Party B shall inject RMB Two Million (RMB 2,000,000) into Foshantong plus 500,000 common shares of Oxford Investments Holdings Inc. (Oxford) for 35% of its share capital.

     2. In view of expedite process rules and regulations of China and long term cooperative consideration, both parties will base on the following suitable procedures to carry out the terms as stated under `1' above:

          (1) Within 30 days from the signing of his agreement, Party B shall pay RMB Two Million in one lump sum in Hong Kong and issue 500,000 shares of Oxford common shares to designated persons of Party A. These conditions are regarded as Party B's obligation to Party A under `1' above. Within the same time frame, Party A agrees to supply to Ko Ho historical financial statements, including but not limited to sets of the latest audited accounts and other vital information of Foshantong.


               a. Party B shall incorporate a wholly own company (WOFE) in Gangzhou, Gaungdong Providence within 90 days from the signing of this agreement (The registered capital of the WOFE must comply with the laws of China). The WOFE will be the independent entity to represent Party B to take over the 35% shares of Foshantong. The expenses in the



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          incorporation of the WOFE shall be borne by Party B, whereas,  Party A shall provide all necessary supports.

               b. Party A shall assist Foshantong to complete all legal procedures in the Transfer of the 35% of the registered capital to Party B, within 10 days from the date on which all the review and approval of incorporation are completed by the relevant departments of the Chinese government (including, but not limited to the preparation of legal document of the share transfer agreement, shareholders' resolution and submit to the Industry and Commerce Department and other government departments for review and approval). This will effectively make the WOFE to own 35% of Foshantong's registered share capital and also to have Foshantong to issue a Capital injection Certificate to the WOFE. The costs will be borne by Foshantong.

     3. After both Parties complete the legal procedures of the share transfer of Foshantong, the organization of Foshantong shall be as follows:

               a. The board of directors shall consist of five (5) members. Party A shall hold three (3) seats and Party B shall hold two (2) seats;

               b. The chairman and CE) shall be appointed by Part A. Both Parties shall agree that within a reasonable time, these two positions shall not have any remuneration;

               c. Party B shall appoint a COO responsible for the whole operation. The remunerations, to be agreed by both Parties, shall be borne by Foshantong;

               d. Party B shall appoint CTO, based in Canada or elsewhere, responsible for system development and operations. Except for reasonable reimbursement of travel expenses, the CTO shall not be remunerated for a period to be agreed by both parties.

     4. Except as stated in `3' above, unless agreed by both Parties and approved by the Board of Directors of Foshantong, the staff of both Parties shall not draw any salaries from Foshantong.

     5.   To  better  foster  the   cooperation  and  reinforce  the  investment
          confidence of Party B, Party A shall provide the following resources to increase and support the investment in Foshantong:

               a. Party A commits to transfer 300,000 existing card accounts (The portfolio includes existing Education One Card, Smart Cards issued to staff of Chigo Air-conditioning Manufacturing Co., Watson's loyalty cards, library membership cards and residential district cards) to Foshantong.

               b. Party A shall provide free use of servers and other hardware equipment for the operation (except high end servers) to Foshantong plus one year free use of office space and all office equipment.



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               c. Party A shall  provide 500 units of POS for use by  Foshantong at merchant locations at no charge.

               d. Party A shall provide and pay for salaries for the local staff such as, local technical, administrative and financial control/accounting staff, including additional headcounts as required for a period of one year.

               e. Party A shall be responsible for all government  relationship.
          All  expenses   shall  be  reasonably   shared  between  Party  A  and
          Foshantong.

     6. Party B shall provide all operating software and on going enhancement and maintenance.

     7. Both Parties shall cooperate with mutual trust, and high integrity to provide the best resources to the operation of Foshantong in order to achieve Win-win; In the case that either Party has done harmful acts to one another or to Foshantong; such Party shall be responsible for the consequences.

     8. Party B and/or Oxford reserves the rights to dispatch internal audit team to audit the accounts and affairs of Foshantong with or without notice not more than once in a quarter. In principle, these audits should not affect the normal operations of Foshantong. The expenses shall be borne by the party taking such initiative.

     9. Party A shall ensure that Foshantong follows and abides by all government regulatory, legal and other requirements. In the case that Foshantong offends any of the regulations, rules, ect. due to insufficient supervision, Party A shall be responsible for the corresponding consequences based on the degree of the offense.

     10. Party B and the WOFE shall, in accordance to the laws of China, give Party A the first rights of refusal in the case of disposing the Foshantong shareholding, in part or in full, to any third party, otherwise, such transfer is invalid. Likewise, Party A shall give Party B and the WOFE the same rights of refusal.

     11. In the case, either Party does not honour the obligations as stated in this agreement; it shall be regarded as a breach. Upon notification from the other Party, the misconduct must be corrected within Five (5) days. If it is not rectified, the offending party shall reimburse the other Party all losses and damages, including but not limited to other claims, litigation, responsibility, costs and expenses.

     12. Effective from the signing date of this agreement, in the case of force majeure or situations cannot be controlled (including but not limited to, earthquake, typhoon, flood, fire, strike, war, riot, etc.) by either Party and resulting in either Party cannot carry out in full, the timely obligations in this agreement, the Party shall be exempt from the responsibility. However, such Party shall inform the other Party within a reasonable time. In the case, such notification is not given, the Party shall still be responsible for the consequences.



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     13.  The  invalidation  of any clause in the agreement shall not affect the entire agreement.

     14. Any amendment to this Agreement must be mutually agreed by both Parties in writing. It may not be changed orally or in other forms.

     15. In the case that this agreement needs to be redefined or adding in new terms and conditions, both Parties may mutually agree to sign addendums to include such terms and conditions. Such addendums signed shall have the same legal rights as this agreement.

     16. This agreement shall supercede all previous agreements signed by both Parties.

     17. This agreement is written and signed in both Chinese and English. In the case of conflict in interpretation in the two languages, the Chinese version is the standard.

     18. This agreement shall be construed pursuant to the laws of the Republic of China without regard to conflict of law provisions.

     19. Any dispute arising from this Agreement shall be settled through friendly negotiation between the parties hereto. In the case no consensus is reached, the dispute shall be submitted to the People's Court in Foshantong for a judgment.

     20. IN WITNESS WHEREOF, the parties have signed this Agreement, this 7th day of May, 2007. This agreement may be executed in Four (4) counterparts, for Party A, Party B, Oxford and Foshantong, each of which shall be deemed to be an original.


Party A                                                  Party B

Foshan Wanzhi S&T Company Ltd.                            Ko Ho Management Ltd.



By: /s/ Li Xinghao                                       By: /s/ Michael Donaghy


Representing Foshan Wanzi and Foshantong                 Representing Ko Ho and
                                                         Oxford Investments
                                                         Holdings Inc.


Witness:                                                 Witness: